

August 31, 2010

Fabio Alexandre Narita
President
Green & Quality Home Life, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Green & Quality Home Life, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2010**
> **File No. 333-168521**

Dear Mr. Narita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise the cover page to disclose the date the offering will end.

Summary Information about Green & Quality Home Life, Inc.

2.   Given that you have not yet developed your products and services, tell us why it is appropriate to disclose that your products and services will make domestic activities "less time consuming [and] easy to manage," "will contribute to preserve the nature," and that your technology will "better manage energy, water, wastes, heating, ventilation and air conditioning." Also revise to clarify that you plan to develop software-based products and services and that you do not currently plan to develop hardware-based products, consistent with your disclosure in the "Description of Business" section.

3.   Please reconcile the disclosure in the third paragraph of this section and throughout this filing that you anticipate incurring costs of $500 associated with this offering with the estimated expenses of $5,100 as indicated in your Use of Proceeds disclosure and $7,006.42 as indicated in Part II.

Summary of Offering by the Company

4.   Regarding the disclosure in the "Use of Proceeds" section of your summary where you describe how intend to use the gross proceeds if all 4,500,000 shares are sold, please:

- expand to disclose the net proceeds if all 4,500,000 common shares are sold; and
- revise the twelve items to disclose how you intend to use the net proceeds.

Also revise the other sections of your document such as the risk factor captioned "This offering is aiming to raise $90,000" and the "Use of Proceeds" section to state the net proceeds of the offering.

5.   Tell us how the last sentence of this section is consistent with Section 12(a)(2) of the Securities Act.

Risk Factors

6.   Please revise the third paragraph of this section to clarify that you have identified all material risks, not merely the "most significant material risks."

7.   Please add a risk factor or expand the appropriate risk factor to:

- highlight that you have been issued a going concern opinion from your auditors;
- compare the offering price per share with the price per share price paid by Mr. Narita;
- highlight any risks arising from the fact that your sole officer and director resides outside of the United States, such as the ability of investors to enforce their legal rights, to effect service of process or to enforce judgments of United States courts; and
- highlight the risk mentioned in the last sentence of the section "Certain Relationships and Related Transactions," and clarify when "the applicable restrictions [will] expire."

If we do not obtain adequate financing, our business will fail

8.   We note the disclosure in the first paragraph of this section that if you do not raise additional capital within twelve months of the effective date of this registration statement, you may be required to suspend or cease the implementation of your business plan.

Please clarify whether you currently have sufficient resources to comply with your obligations under the federal securities laws. If you do not have such resources, please:

- prominently highlight in your document the resulting lack of information that will be available to investors; and

- provide us your analysis supporting your conclusion regarding whether acceleration of the effective date of this registration statement would be in the public interest and consistent with the protection of investors per Rule 461.

Since the company anticipates operating expenses will increase

9.   We note your disclosure that "within the next 18 months, [you] will have estimated costs" totaling $90,000; however, your disclosure in the table under "Plan of Operation" indicates the total cost anticipated to accomplish your "initial action plan" over an 18 month period is $274,700. Please reconcile. Also include appropriate risk factor disclosure, if true, that the proceeds from the offering represent a fraction of the total costs necessary to accomplish your initial business plan.

The combination of Home Automation and Green Industry

10.   Regarding the needed "more research" and "deeper analysis" mentioned in this risk factor and the "software development" and "portfolio structure" planning mentioned in the risk factor caption beginning "Our business model...," please revise each risk factor to disclose:

- whether you or another party is preparing the industry research and analysis and planning the software development and portfolio structure;
- whether you intend to use the proceeds from this offering for the research and analysis and planning, and if so, how much will be used for each purpose; and
- if applicable, whether the intended proceeds from this offering will be adequate to accomplish each purpose or whether you will need additional funds.

The company may be unable to make necessary arrangements

11.   With a view toward clarified disclosure, please tell us why you have included this risk factor. For example, we note that you do not refer to suppliers elsewhere in your filing.

Use of Proceeds

12.   Please clarify whether any of the proceeds can be used to pay the salary of or make other payments to Mr. Narita.

13.   Please disclose the amounts and sources of other funds needed to accomplish the specified purposes for which the proceeds are to be obtained. We note the table in the "Plan of Operation" section that your estimated costs over the next eighteen months total $274,400. See Instruction 3 to Item 504 of Regulation S-K.

Plan of Distribution

14.   Please clarify your reference in the first sentence to the "possible resale" of shares at the price of $.02 per share, given that you are registering a primary offering.

15.   Refer to the third full paragraph in this section. Please reconcile your reference in the last sentence of this paragraph that sales must be made at the fixed price of $.02 per share "until a market develops" with your statements in the second sentence that the price per share is fixed at $.02 for the duration of the offering and in the last sentence of the fourth paragraph that "all shares sold under this prospectus will be sold at a fixed price of $.02 per share."

16.   Please expand this section to describe the material features and mechanics of your offering in reasonable detail. For example, please describe:

   •   the lack of a minimum offering amount;
   •   the lack of any escrow;
   •   the circumstances in which the offering may be extended; and
   •   the offering materials that will be used, such as subscription agreements, and file these as exhibits.

17.   Regarding the disclosure in the fifth paragraph of this section about your securities to be offered in certain states:

   •   disclose in which states you are seeking to register or qualify this offering and what hurdles remain until you know whether you will be successful;
   •   clearly indicate in which states you will offer the shares for sale; and
   •   add a risk factor to highlight that your securities will not be offered in certain states and the possible effect on your ability to raise proceeds from the offering.

Description of Securities

18.   Your disclosure may not be qualified be reference to statutes. Please revise the second paragraph of this section to remove the implication to the contrary.

Description of Business

19.   We note that you include internet addresses in this section and throughout the remainder of your document. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000)

regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41.

20. We note your disclosure in the eighth and ninth paragraphs of this section about "what can be done via [y]our solutions" and the "benefits of [y]our solutions." Please tell us why you believe this disclosure is appropriate given that you have not yet determined what products and services you will offer, as indicated in your "Plan of Operation" disclosure.

Market Opportunity

21. Regarding the market data that you disclose in this section, please tell us why you believe it is appropriate to include disclosure for the home automation security and technology market when you have not yet developed any products or services and you intend to focus on "green" technologies, a subset of the described market. To the extent you continue to believe such disclosure is appropriate, also tell us:

- how you confirmed that the data used in the registration statement reflects the most recent available information;
- whether all of the data is publicly available;
- whether you paid for the compilation of any of the data;
- whether any of the data was prepared for your use in the registration statement; and
- whether the authors of the data consented to your use of such data in the registration statement.

If you are affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations. Finally, please provide us with a copy of the Electronics.ca report cited in this section.

Description of our Products and Services Portfolio

22. Revise your disclosure to clarify whether the products and services you develop will address and provide all of the features that are described in this section. Also, with respect to the "lifecycle services" you plan to provide, please revise to clarify what you mean by "install[ing] and maintaining" your products given your disclosure that you do not currently plan to develop a "line of products based on hardware."

Competitive Advantages

23. Please clarify the basis for your statement that "green and quality of life awareness" is an "appealing foundation" as a competitive advantage. For example, it is unclear whether your competitors in the industry also have such awareness. Please also revise to add the disclosure required by Item 101(h)(4)(iv) of Regulation S-K.

Available Information

24.   Regarding your disclosure in this section:

- reconcile your disclosure in the second paragraph that implies you are currently subject to a reporting obligation under the Exchange Act with your statement in the third paragraph that you will become subject to reporting requirements "after [you] complete this offering";
- if you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant difference in your reporting obligation under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules; and
- clarify your reference in the third paragraph to the Securities Act.

Plan of Operation

25.   Please clarify whether you or another entity will perform each activity in the table. If another entity will perform an activity, discuss the status of your relationship with the entity, such as whether you have an agreement with the entity to perform the activity. Also disclose, if material, the material terms of the agreements.

Capital Resources and Liquidity

26.   Please disclose your cash balance as of the most recent practicable date. In this regard, we note your disclosure under the caption "Sales of Unregistered Securities" in Part II of the registration statement that you have spent a portion of this cash balance to pay for costs associated with the prospectus.

27.   We note your disclosure in the last sentence of the second paragraph that "the amount of the offering will likely allow [you] to operate for at least one year." Please reconcile this statement with the first risk factor of this filing that you may be required to suspend your operations if you do not raise capital within twelve months of the effective date of the registration statement.

28.   Please clarify the reference in the first sentence of the fourth paragraph to the "anticipated private placement offering described herein."

Business Experience

29.   Please expand this section to describe Mr. Narita's principal occupations and employment during the past five years so investors have adequate information concerning his prior business experience. For example, clarify what was entailed in the positions Mr.

Narita held, such as "Services Portfolio Manager," and what responsibilities were included in that role. Also clarify whether Mr. Narita is still employed at Siemens, and whether "post-graduation in business administration" means that Mr. Narita received a post-graduate degree or whether he is a candidate for a post-graduate degree. Finally, explain the terms "Mechatronic Engineer," "ITIL," "Level 3" and "CRAMM" mentioned in this section.

Executive Compensation

30.   We note your disclosure in the first and third paragraphs that you do not anticipate paying salaries "until [your] operations generate sufficient cash flow" or "until [you] have adequate funds to do so." We further note your disclosure under "Director Compensation" that you may enter into employment agreements with your sole officer and director when there is "sufficient cash flow available from [your] future operations." Please revise to clarify whether you mean you will not pay salaries or enter into agreements until you have generated positive cash flow from operations; if you will use another standard to determine the adequacy of funds to undertake these activities, please describe the standard to be used.

31.   We note your statement in footnote 1 that "by virtue of his direct and indirect stock holdings, Mr. Narita is the only 'promoter' of [your] company." With a view toward clarified disclosure, tell us whether anyone other than Mr. Narita, either acting alone or in conjunction with one or more other persons, directly or indirectly has taken or is taking initiative in founding and organizing your business or enterprise. Refer to the definition of "promoter" in rule 405 of the Securities Act.

Recent Sales of Unregistered Securities

32.   Please provide the disclosure required by Item 701(d) of Regulation S-K.

Financial Statements

33.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Thomas E. Puzzo